UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
(Exact name of registrant as specified in its charter)

250 Park Avenue, 7th Floor

New York, NY 10017

929-215-4832

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form 40-F  ☐

Submission of Matters to a Vote of Security Holders.

Paranovus Entertainment Technology Limited (the “Company”) held an extraordinary meeting of shareholders (“EGM”) at 10:00 a.m. EDT on November 26, 2025 at its principal executive offices in 250 Park Avenue, 7th Floor, New York, NY 10017. Shareholders of Class A and Class B ordinary shares voted by proxy or at the meeting. There were shareholders of 75.85% out of a total votes of 66,724,675 Class A ordinary shares (representing 66,724,675 votes) and 612,255 Class B ordinary shares (representing 12,245,100 votes) and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the meeting as of the record date of November 7, 2025. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty (20) votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.

that the following constitutes the number of shares voted with respect to the special resolution of the shareholders to approve, subject to approval by the shareholders of Class B ordinary shares pursuant to the existing fifth amended and restated memorandum and articles of association of the Company (the “Fifth M&A”), to approve and adopt the sixth amended and restated memorandum and articles of association (the “Sixth M&A”) in the form as attached thereto the meeting notice as Appendix A to reflect, inter alia, the increase of the voting rights attached to each Class B ordinary share of the Company from twenty (20) votes to eighty (80) votes on any and all matters on a poll at any general meeting of the Company (the “Change of Voting Power”), in substitution for the Fifth M&A (the “Amendment to the Fifth M&A” and such proposal, the “Amended M&A Proposal”);

For	Against	Abstain
87,698,305	66,343	4,195

Accordingly, the Amended M&A Proposal has been approved, subject to approval by the shareholders of Class B ordinary shares pursuant to the Fifth M&A.

2.	That the following constitutes the votes with respect to the ordinary resolution of the shareholders to approve:

(a)	that the Company effect one or more reverse share splits of its authorized, issued and outstanding share capital by way of consolidation at an exchange ratio of up to one-for-five thousand (1:5,000) in the aggregate (the “Share Consolidations”), such that the number of authorized, issued and outstanding shares is decreased by the applicable ratio and the par value of each authorized, issued and outstanding ordinary share is increased by the same ratio, as applicable, with each Share Consolidation to be effected at such time or times, and at a precise consolidation ratio or ratios, in each case as determined by the board of directors (the “Board”) in its absolute discretion within two (2) years following the date of the EGM, provided that the cumulative consolidation ratio for all such Share Consolidations shall not exceed 1:5,000 in the aggregate (the “Consolidation Ratio Cap”) (the “Share Consolidation Proposal”).

(b)	no fractional ordinary shares of the Company be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional ordinary share upon a Share Consolidation, the total number of ordinary shares to be received by such shareholder be rounded up to the next whole ordinary shares.

(c)	the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine, at any time within two (2) years following the date of the EGM and subject to the Consolidation Ratio Cap, the exact consolidation ratio and effective date of each such Share Consolidation; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the EGM.

(d)	if and when deemed advisable by the Board in its sole discretion, any director or officer of the Company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidation(s).

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For	Against	Abstain
87,686,741	80,962	1,140

Accordingly, the Share Consolidation Proposal has been approved.

3.

that the following constitutes the number of shares voted with respect to the ordinary resolution of the shareholders to approve, that conditional upon the determination of the exact consolidation ratio and immediately following the first Share Consolidation, the authorized share capital of the Company to be increased FROM USD 5,000,000, TO such amount , within the range between $63,500,000,000 and $167,496,500,000, as results from the creation of an additional number of Class A ordinary shares, in amount within the range between 3,175,000,000 Class A ordinary shares and 3,349,930,000 Class A ordinary shares, such that there shall be a total of 3,350,000,000 Class A ordinary shares in the Company’s authorized share capital, each with a par value equal to that applicable upon effectiveness of the first Share Consolidation (the “First Post-Consolidation Par Value”) and that following such share capital increase, the authorized share capital of the Company shall be divided into (i) 3,350,000,000 Class A ordinary shares, (ii) such number of Class B ordinary shares in the authorized share capital resulting from the first Share Consolidation, and (iii) such number of preferred shares in the authorized share capital resulting from the first Share Consolidation, each with the First Post-Consolidation Par Value (the “Increase of Authorized Share Capital” and such proposal, the “Increase of Authorized Share Capital Proposal”):

For	Against	Abstain
87,691,470	77,278	95

Accordingly, the Increase of Authorized Share Capital Proposal has been approved.

Immediately following the EGM, the Company held an extraordinary meeting of shareholders of Class B ordinary shares (“Class B EGM”) at 10:30 a.m. EDT on November 26, 2025 at its principal executive offices in 250 Park Avenue, 7th Floor, New York, NY 10017. Shareholders of Class B ordinary shares voted by proxy or at the meeting. There were shareholders of 100% out of a total votes of 612,255 Class B ordinary shares (representing 12,245,100 votes) and therefore constituting a quorum of more than one third of the shares outstanding and entitled to vote at the meeting as of the record date of November 21, 2025. Each Class B ordinary share is entitled to twenty (20) votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

that the following constitutes the number of shares voted with respect to the special resolution, to approve and adopt the Sixth M&A in the form as attached thereto the meeting notice as Appendix A to reflect, inter alia, the Change of Voting Power, in substitution for the Fifth M&A (the Amended M&A Proposal)

For	Against	Abstain
12,245,100	0	0

Accordingly, the Amended M&A Proposal has been approved.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: December 3, 2025	By:	/s/ Xiaoyue Zhang
Xiaoyue Zhang Chief Executive Officer

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